FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of January                                          , 2003
                 ------------------------------------------------------------


                          Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                       Form 40-F      X
                     ----------------               ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No  X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX



        Document                                                    Page No.

           1.             Press Release dated January 22, 2003        4

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                                                               Document 1
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   GMAC Home Services First National Real Estate Company To Offer BlackBerry
                  Wireless Platform To Its Sales Associates

    BlackBerry To Wirelessly Connect GMAC Real Estate's Sales Associates To
             Client Leads, MLS, E-mail And Phone In One Handheld

Oak Brook, Ill. and Waterloo, ON - January 22, 2003 - GMAC Home Services Inc., one of North America's largest full service real estate companies, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry(TM)to more than 20,000 GMAC Real Estate sales associates through various marketing programs.

With BlackBerry and an optional wireless multiple listing service (MLS) application, GMAC Real Estate's sales associates will be able to wirelessly access important information and communications such as client leads, MLS property information, e-mail and phone services via a single, integrated handheld.

GMAC Real Estate's sale associates can have continuous contact with their customers and industry information via their BlackBerry Wireless Handhelds(TM). BlackBerry will enable GMAC Real Estate sales associates to respond to clients quickly and easily as leads and messages will be wirelessly pushed to their BlackBerry handhelds while they are on the go. In addition, agents can increase productivity while mobile with wireless access to MLS listings and a variety of leading real estate productivity tools.

"We are committed to providing our sales associates with cutting-edge tools that enable them to provide an increased level of service throughout the transaction," said John Bearden, GMAC Home Services' president and CEO. "BlackBerry will enable our sales associates to provide even greater levels of customer service by staying continuously connected to clients and vital MLS information. Our agreement with RIM makes GMAC Home Services the first national real estate franchiser to offer BlackBerry as a productivity tool to its real estate sales associates."

"BlackBerry is a proven and leading wireless platform that allows mobile professionals in fast-paced environments to stay connected to people and information," said Mark Guibert, vice president, brand management at Research In Motion. "GMAC Real Estate's sales associates who use BlackBerry can be more effective in the field with the ability to quickly respond to clients and monitor new or changing property information."

BlackBerry is an award-winning, integrated wireless platform designed specifically to meet the needs of mobile professionals. It provides customers with access to important information and communications through e-mail, phone, Short Message Service (SMS), browser and organizer applications.


About GMAC Home Services
GMAC Home Services is one of the nation's largest real estate organizations, delivering premier service to homebuyers and sellers through its three operating companies, GMAC Real Estate, GHS Mortgage and GMAC Global Relocation Services. Backed by the resources of industry giant General Motors, the GMAC Home Services network has more than 1,300 franchised and owned residential real estate offices throughout the United States.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contacts:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Hugh Siler
Siler & Company PR
949.646.6966
hugh@silerpr.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Research In Motion Limited
                                       ----------------------------------------
                                                    (Registrant)

Date:  January 23, 2003                By: /s/ Rob Duncan
       -------------------------           ------------------------------------
                                                   (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller